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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 2 TO
                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 PROXICOM, INC.
                            (Name of Subject Company)

                                 PROXICOM, INC.
                        (Name of Person Filing Statement)

                   COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)
                                   744282 104
                      (Cusip Number of Class of Securities)

                           David R. Fontaine, Esq.
                  Senior Vice President and General Counsel
                                 Proxicom, Inc.
                           11600 Sunrise Valley Drive
                             Reston, Virginia 20191
                                (703) 262-3200
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notice and Communications
                  On Behalf of the Person Filing Statement)

                                 With a Copy to:

                          Andrew R. Brownstein, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                                 (212) 403-1000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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                      AMENDMENT NO. 2 TO SCHEDULE 14D-9

      This Amendment No. 2 to Schedule 14D-9 amends and supplements the Schedule 14D-9 (as amended, the "Schedule 14D-9") initially filed with the Securities and Exchange Commission on May 17, 2001 by Proxicom, Inc. (the "Company"), relating to a tender offer commenced by Putter Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Dimension Data Holdings plc ("Dimension Data"), on May 17, 2001 to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company.

      The information in the Schedule 14D-9 is hereby expressly incorporated herein by reference, except as otherwise set forth below.


ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

      Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

 Exhibit
   No.                               Description
   --                                -----------
 (a)(8) Text of employee communication distributed to Proxicom employees on June 11, 2001.



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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       PROXICOM, INC.


                                       By:  /s/ David R. Fontaine
                                            ---------------------------
                                            Name:  David R. Fontaine
                                            Title: Senior Vice President and
                                                   General Counsel


Dated:  June 11, 2001